(FORMERLY ALEXANDRA CAPITAL CORP.)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended February 29, 2020

and February 28, 2019

(Unaudited - Expressed in Canadian Dollars)

PLYMOUTH ROCK TECHNOLOGIES INC.

(FORMERLY ALEXANDRA CAPITAL CORP.)

(the "Company")

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended February 29, 2020

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Management of the Company is responsible for the preparation of the accompanying unaudited interim condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") for the preparation of interim condensed financial statements and are in accordance with IAS 34 - Interim Financial Reporting.

The Company's auditor has not performed a review of these interim condensed consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity's auditor.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.
Interim Condensed Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

As at	Note	February 29, 2020	November 30, 2019

ASSETS

Current assets
Cash		$31,468	$583,119
Accounts receivable		-	1,488
Sales tax receivable		11,858	12,310
Prepaid expenses	4	73,251	105,539
Due from related parties	8	-	25,070

Total current assets		116,577	727,526

Non-current assets
Equipment	5	12,158	12,464

Total assets		$128,735	$739,990

LIABILITIES

Current liabilities
Accounts payable	7	$162,481	$217,023
Due to related parties	8	10,101	10,035
Total liabilities		172,582	227,058

SHAREHOLDERS' EQUITY
Share capital	10	5,676,498	5,676,498
Shares to be issued	14	22,811	22,811
Subscriptions received	10	117,466	-
Contributed surplus		932,814	736,271
Accumulated other comprehensive losses		23,392	46,244
Deficit		(6,816,828)	(5,968,892)

Total shareholders' equity (deficit)		(43,847)	512,932

Total liabilities and shareholders' equity (deficit)		$128,735	$739,990

Going concern - Note 1
Commitments - Note 15
Subsequent events - Note 16

These consolidated financial statements are authorized for issuance by the Board of Directors on April 22, 2020. The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

"Tim Crowhurst"	"Angelos Kostopoulos"
Tim Crowhurst, Director	Angelos Kostopoulos, Director

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

		Three Months Ended
	Note	February 29, 2020		February 28, 2019	February 28, 2018
Sales	2	$405		$-	$-
Cost of sales		40		-	-
Gross Profit		365	-	-	-

OPERATING EXPENSES
Accounting and audit fees	7	$4,500		$3,157	$500
Amortization	4	429		428	-
Business development		366,924		80,517	7,346
Consulting fees		6,558		81,339	48,080
General office expenses		29,893		15,622	11,453
Insurance		3,204		2,051	-
Legal fees		3,914		10,982	38,999
Management fees	7	30,750		31,624	20,000
Rent	14	20,718		19,051	7,500
Research and development		70,487		-	-
Stock-based compensation	10	196,543		-	-
Transfer agent and filing fees		10,175		20,210	24,822
Wages, salaries and benefits	7	122,259		132,616	-
Total expenses		866,354		397,597	158,700

OTHER INCOME (EXPENSES)
Interest income		151		6,153	640
Interest expense	8	-		(388)	-
Foreign exchange gain (loss)		17,902		(2,581)	-
NET LOSS		(847,936)		(394,413)	(158,060)

OTHER COMPREHENSIVE LOSS
Foreign currency translation gain		22,852		-	-

TOTAL COMPREHENSIVE LOSS		$(825,084)		$(394,413)	$(158,060)

LOSS PER SHARE, Basic and Diluted		$(0.03)		$(0.02)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, Basic and Diluted		32,796,600		23,874,477	13,150,484

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity

(Expressed in Canadian dollars)

							Accumulated other comprehensive losses
	Share capital
	Number of shares	Amount	Shares to be issued	Subscriptions received	Contributed Surplus	Deficit		Total

Balance, November 30, 2018	31,761,300	$5,311,034	$-	$-	$185,024	$(1,602,085)	$-	$3,893,973

Net loss for the year	-	-	-		-	(394,413)	-	(394,413)

Balance, February 28, 2019	31,761,300	$5,311,034	$-	$-	$185,024	$(1,996,498)	$-	$3,499,560

Balance, November 30, 2019	32,796,600	$5,676,498	$22,811	$-	$736,271	$(5,968,892)	$46,244	$512,932

Net loss for the year	-	-	-	-	-	(847,936)	-	(847,936)
Foreign currency translation gain	-	-	-	-	-	-	(22,852)	(22,852)
Subscriptions received	-	-	-	117,466	-	-	-	117,466
Stock-based compensation	-	-	-	-	196,543	-	-	196,543

Balance, February 29, 2020	32,796,600	$5,676,498	$22,811	$117,466	$932,814	$(6,816,828)	$23,392	$(43,847)

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
Interim Condensed Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Three Months Ended
	February 29, 2020	February 28, 2019	February 28, 2018

Cash Provided By (Used In)

Operating Activities

Net loss for the period	$(847,936)	$(394,413)	$(158,061)

Items not affecting cash:
Acquisition costs	196,543	-	-
Amortization expense		428
Foreign exchange loss	-	(2,439)	-
Loss on disposition of exploration and evaluation assets	429	-	-
Interest expense	-	388	-

Changes in non-cash working capital:
Sales tax receivable	452	(2,768)	585
Accounts receivable	1,488	-	-
Prepaid expenses	32,288	(211,787)	13,025
Due from related parties	25,070	1,789	18,750
Due to related parties	66	590	4,725
Accounts payable and accrued liabilities	(54,542)	11,281	(27,951)
Net cash used in operating activities	(646,142)	(596,931)	(148,927)

Investing Activities

Purchase of equipment	-	(14,130)	-
Development expenses on intangible assets	-	(42,957)	-
Net cash provided by (used in) investing activities	-	(57,087)	-

Financing Activities

Common shares issued for cash, options and warrants exercised, net of share issuance costs	-	-	1,938,978
Subscription received, net of subscription receivable	117,466	-	-
Loan payable	-	(50,000)	-
Net cash provided by financing activities	117,466	(50,000)	1,938,978

Increase (decrease) in cash	(528,676)	(704,018)	1,790,051

Effect of foreign exchange rate changes on cash	(22,975)	-	-
Cash, beginning of the period	583,119	2,743,694	96,152

Cash, end of the period	$31,468	$2,039,676	$1,886,203

The accompanying notes are an integral part of these consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Plymouth Rock Technologies Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 300 - 2015 Burrard Street, Vancouver, B.C., V6J 3H4.

On March 10, 2016, the Company's common shares commenced trading on the CSE. On January 8, 2019, the Company's common shares commenced trading on the Frankfurt Stock Exchange in Germany under the Symbol: 4XA, WKN# - A2N8RH. Effective August 27, 2019, the Company's common shares commenced trading on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

On October 31, 2018, the Company completed the acquisition of Plymouth Rock Technologies Inc. ("Plymouth Rock USA"), a private Delaware corporation that is developing a system using microwave radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, like airports, shopping malls, schools and sports venues. The Company changed its name from Alexandra Capital Corp. to Plymouth Rock Technologies Inc. with new trading symbol "PRT" on November 1, 2018. With the acquisition, the Company's principal business activity through its subsidiary, Plymouth Rock USA, was changed to focus on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods without the need for a checkpoint or the compliance of the suspect who is being screened. The Company's planned technologies encompass the very latest radar technologies for quickly detecting, locating and identifying the presence of threats.

Going Concern

The Company incurred a net loss of $847,936 (February 28, 2019 - $394,413) for the period ended
February 29, 2020. As at February 29, 2020, the Company had a history of losses and an accumulated deficit of $6,816,828 (November 30, 2019 - $5,968,892).

The ability of the Company to continue as a going concern is dependent on achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expanding its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations. These factors indicate that a material uncertainty exists that casts significant doubt on the Company's ability to continue as a going concern.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the period ended February 29, 2020, the Company received net cash proceeds of $117,466 (2019 - $Nil) pursuant to financing activities. Management has been successful in raising capital through periodic private placements of the Company's common shares in the past, however there is no certainty that financing will be available in the future of that management's planned actions to address this situation will be successful.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future rather than a process of forced liquidation. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Such adjustments could be material.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES Basis of presentation

These interim condensed consolidated financial statements ("Financial Statements") have been prepared using accounting policies consistent with IFRS as issued by the International Accounting Standard Board ("IASB") and in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, using accounting policies that the Company expects to adopt in its annual consolidated financial statements for the period ended February 29, 2020. These interim condensed consolidated financial statements do not include all the information required for the annual consolidated financial statements and should be read in conjunction with the Company's most recent audited consolidated financial statements for the year ended November 30, 2019, which are available on www.sedar.com.

These Financial Statements are authorized for issue by the Board of Directors on April 22, 2020.

These Financial Statements have been prepared on the historical cost basis. In addition, these Financial Statements have been prepared using the accrual basis of accounting.

These Financial Statements are presented in Canadian dollars, which is the Company's functional currency. The functional currency of Plymouth Rock USA is U.S.Dollars. The assets and liabilities of Plymouth Rock USA are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and their income and expense items are translated at average exchange rates for the period. Exchange differences arising on the translation are recognized in other comprehensive income.

Significant accounting judgments, estimates and assumptions

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of income and expenses during the period. Actual results could differ from these estimates.

Significant estimates used in preparing the Financial Statements include, but are not limited to the following:

(i) Deferred taxes

The calculation of deferred tax is based on the ability of the Company to generate future taxable income, the estimation of which is subject to significant uncertainty as to the amount and timing. The calculation of deferred tax is also based on assumptions, which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse. Deferred tax recorded is also subject to uncertainty regarding the magnitude on non-capital losses available for carry forward and of the balances in various tax pools as the corporate tax return have not been prepared as of the date of financial statement preparation.

(ii) Share-based payments

The fair value of stock options and finders' warrants issued are subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected lift, volatility of share prices, risk-free rate and dividend yield, changes in subjective input assumptions can materially affect the fair value estimate.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

(iii) Fair values of identifiable assets acquired and liabilities assumed

The estimates of fair values of the identifiable assets acquired and liabilities assumed in a business combination require management to make estimates about the price that could be received to sell the assets acquired or discharge the liabilities assumed. Management uses an appropriate methodology (e.g. market, income or cost approach) to estimate the fair values of identifiable intangible assets acquired.

(iv) Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit ("CGU") exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm's length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model.

At November 30, 2019, the intangible assets acquired and the goodwill generated from the business acquisition determined to be impaired, therefore an impairment loss of $1,572,552 was charged for 2019 year end. Management was unable to project cash flows that can be generated from the CGUs, and consequently a full impairment loss has been recognized. No impairment loss was booked during the period ended February 29, 2020.

Significant judgments used in the preparation of these Financial Statements include, but are not limited to the following:

(i) Going concern

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its Financial Statements for the period ended February 29, 2020. Management prepares the Financial Statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

(ii) Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition disclosed in Note 13 met the criteria for accounting as a business combination.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(iii) Intangible assets

Intangible assets can be capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. To determine if the future economic benefit is probable depends on the successful commercialization of its technologies and that in turn depends on the management's judgement and knowledge. As at February 29, 2020, the development costs are not capitalized as management was unable to demonstrate the future economic benefits to be generated from the utilization of the associated expenditures.

Cash

Cash consists of amounts held in banks and cashable highly liquid investments with limited interest and credit risk.

Consolidation

The Financial Statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances, transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated. The Company's subsidiary is as follows:

		Effective
		Economic
Entity	Country of Incorporation	Interest
Plymouth Rock Technologies Inc. ("Plymouth Rock USA")	USA	100%

Plymouth Rock USA was incorporated under the General Corporation Law of the State of Delaware on March 22, 2018.

Intangible assets

Intangible assets that are reflected in the consolidated statements of financial position consist of assets acquired through business combinations. Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost). An intangible asset is regarded as having an indefinite useful life when, based on all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. Accordingly, the Company does not amortize these intangible assets, but reviews them for impairment, annually or more frequently if events or changes in circumstances indicate that the assets might be impaired.

Development costs for internally-generated intangible assets are capitalized when all of the following conditions are met:

  technical feasibility can be demonstrated;
  management has the intention to complete the intangible asset and use it;
  management can demonstrate the ability to use the intangible asset;
  it is probable that the intangible asset will generate future economic benefits;

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

  the Company can demonstrate the availability of adequate technical, financial and other resources to complete the development and to use the intangible asset; and
  costs attributable to the asset can be measured reliably.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditures are charged to the consolidated statements of loss and comprehensive loss in the period in which they are incurred.

Equipment

Recognition and measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing the items. The corresponding liability is recognized within provisions.

Equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net within other income in profit or loss.

Depreciation

Half of the normal depreciation is taken in the year of acquisition for equipment with declining balance method. The depreciation rates applicable to each category of property and equipment are as follows:

Computer equipment	55% declining balance
Furniture	20% declining balance

Business combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree's identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. Acquisition related costs are recognized in profit or loss as incurred. The excess of the consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES (continued) Share capital

The Company records proceeds from the issuance of its common shares as equity. Proceeds received on the issuance of units, consisting of common shares and warrants are allocated between the common share and warrant component. The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted price on the issuance date. The remaining proceeds, if any, are allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. Management does not expect to record a value to the warrant in most equity issuances as unit private placements are commonly priced at market or at a permitted discount to market. If the warrants are issued as share issuance costs, the fair value of agent's warrants are measured using the Black-Scholes option pricing model and recognized in equity as a deduction from the proceeds.

If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

Incremental costs directly attributable to the issue of new common shares are shown in equity as a deduction, net of tax, from the proceeds. Common shares issued for consideration other than cash are valued based on their market value at the date that shares are issued.

Share-based payment

The Company recognizes share-based payment expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation expense is recognized when the options are granted with the same amount being recorded as contributed surplus. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the current share price, the expected volatility of the underlying shares, the expected dividend yield, and the risk-free interest rate for the term of the option. If the options are exercised, contributed surplus will be reduced by the applicable amount. Share-based payment calculations have no effect in the Company's cash position.

Share purchase warrants

The Company bifurcates units consisting of common shares and share purchase warrants using the residual value approach whereby it first measures the common share component of the unit at fair value using market prices as input values and then allocates any residual amount to the warrant component of the unit. The residual value of the warrant component is credited to reserves. When warrants are exercised, the corresponding residual value is transferred from reserves to share capital. If the warrants are issued as share issuance costs, the fair value of agent's warrants are measured using the Black-Scholes option pricing model and recognized in equity as a deduction from the proceeds.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES (continued) Earnings / loss per share

Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share are calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of options, warrants and convertible securities and that the assumed proceeds from the exercise of options, warrants and convertible securities are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during the periods in which a net loss is incurred as the effect is anti-dilutive.

Financial instruments Financial assets

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Subsequent to initial recognition, all financial assets are classified and subsequently measured at amortized cost. Interest income is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, accounts receivable and due from related parties.

The Company reclassifies debt instruments only when its business model for managing those financial assets has changed. Reclassifications are applied prospectively from the reclassification date and any previously recognized gains, losses or interest are not restated.

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

The Company applies the simplified approach for accounts receivable that do not contain a significant financing component. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets' contractual lifetime.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss. Financial liabilities measured at amortized cost are comprised of accounts payable, due to related parties, and loan payable.

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Interest

Interest income and expense are recognized in profit or loss using the effective interest method.

The 'effective interest rate' is the rate that exactly discounts estimated future cash payments over the expected life of the financial instrument to the gross carrying amount of the financial asset or the amortized cost of the financial liability. The effective interest rate is calculated considering all contractual terms of the financial instruments, except for the expected credit losses of financial assets.

The 'amortized cost' of a financial asset or financial liability is the amount at which the instrument is measured on initial recognition minus principal repayments, plus or minus any cumulative amortization using the effective interest method of any difference between the initial amount and maturity amount and adjusted for any expected credit loss allowance. The 'gross carrying amount' of a financial asset is the amortized cost of a financial asset before adjusting for any expected credit losses.

Interest income and expense is calculated by applying the effective interest rate to the gross carrying amount of the financial asset (when the asset is not credit-impaired) or the amortized cost of the financial liability.

Where a financial asset has become credit-impaired subsequent to initial recognition, interest income is calculated in subsequent periods by applying the effective interest method to the amortized cost of the financial asset. If the asset subsequently ceases to be credit-impaired, calculation of interest income reverts to the gross basis.

Offsetting

Financial assets and financial liabilities are offset, with the net amount presented in the statement of financial position, when, and only when, the Company has a current and legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or when arising from a group of similar transactions if the resulting income and expenses are not material.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill is initially measured as the excess of the aggregate of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. Separately recognized goodwill is tested for impairment on an annual basis or when there is an indication of impairment. Impairment losses on goodwill are not reversed.

Revenue recognition

Revenue is recognized by applying the five-step model under IFRS 15. The Company recognizes revenue when, or as the goods or services are transferred to the control of the customer and performance obligations are satisfied. The Company's revenue is comprised of sales of its radar systems, radar components and engineering design and development services. The Company's revenue is recognized when control of the goods has been transferred, being when the goods are delivered to customers and when all performance obligations have been fulfilled. The amounts recognized as revenue represent the fair values of the considerations received or receivable from third parties on the sales of goods to customers, net of goods and services taxes and less returns, and discounts, at which time there are no conditions for the payment to become due other than the passage of time. For its engineering design and development services, revenue is recognized when the service has been rendered.

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to equity items, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting profit (loss) nor taxable profit (loss); and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Parties are also considered to be related if they are subject to common control and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Change in accounting policies

IFRS 9 Financial instruments

IFRS 9, Financial Instruments ("IFRS 9") sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

The following table presents the initial IAS 39 classification and the new IFRS 9 classification for all financial instruments held by the Company as at December 1, 2018.

	Original under IAS 39		New under IFRS 9
Financial assets and liabilities	Classification	Carrying Amount $	Classification	Carrying Amount $
Cash	FVTPL	2,743,694	Amortized cost	2,743,694
Due from related parties	Loans and receivables	7,400	Amortized cost	7,400
Accounts payable	Other financial liabilities	112,757	Amortized cost	112,757
Due to related parties	Other financial liabilities	3,000	Amortized cost	3,000
Loan payable	Other financial liabilities	51,184	Amortized cost	51,184

The adoption of this standard did not have any material impact to the Company's Financial Statements. The Company's policies and procedures surrounding the identification of credit risk and the recognition of credit losses comply with the requirements of this standard.

IFRS 15 Revenue from contracts with customers

IFRS 15, Revenue from Contracts with Customers ("IFRS 15") was issued to replace IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations such as IFRIC 13 Customer Loyalty Programs. IFRS 15 introduces a single contract-based five-step model that applies to contracts with customers and two approaches for the recognition of revenue: at a point in time or over time. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price, and recognize revenue when the performance obligation is satisfied. Revenue is recognized when a customer obtains control of a good or service and has the ability to direct the use and obtain the benefits from the good or service.

The Company has adopted IFRS 15 on the required effective date of December 1, 2018. The adoption of this standard did not have any impact on the Company's financial position as at December 1, 2018 or results of operations for the periods ended February 29, 2020 and February 28, 2019.

IFRS 16, Leases

IFRS 16, Leases is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model. IFRS 16 is applicable to annual reporting periods beginning on or after January 1, 2019. The impact of this standard is immaterial for all periods presented.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRIC during the year but are not yet effective. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements.

IFRIC 23 - Uncertainty over Income Tax Treatments - clarifies the accounting for uncertainties in income taxes. This Interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. In such a circumstance, an entity shall recognise and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this Interpretation.

The Company does not expect that the new and amended standards will have a significant impact on its Financial Statements.

3. PREPAID EXPENSES

As at February 29, 2020 and November 30, 2019, the Company's prepaid expenses relate to the following:

	February 29, 2020	November 30, 2019

Business Development	$41,795	$38,146
Rent	17,607	17,043
Others	13,849	50,350
	$73,251	$105,539

Others for the period ended February 29, 2020, prepaids includes 5,513 (November 30, 2019 - $39,867) prepayment to related parties (Note 7).

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

4. EQUIPMENT

	Computer	Furniture	Total
	$	$	$
Cost:
Balance at November 30, 2018	-	-	-
Additions	1,720	12,453	14,173
Foreign currency translation adjustment	6	2	8
Balance at November 30, 2019	1,726	12,455	14,181
Foreign currency translation adjustment	18	131	149
Balance at February 29, 2020	1,744	12,586	14,330

Accumulated Depreciation:
Balance at November 30, 2019	-	-	-
Amortization	473	1,244	1,717
Foreign currency translation adjustment	-	-	-
Balance at November 30, 2019	473	1,244	1,717
Amortization	118	311	429
Foreign currency translation adjustment	6	20	26
Balance at February 29, 2020	597	1,575	2,172

Net Book Value:
At November 30, 2019	1,253	11,211	12,464
At February 29, 2020	1,147	11,011	12,158

5. INTANGIBLE ASSETS AND GOODWILL

The Company's intangible assets are composed of the assets acquired from the business acquisition of Plymouth Rock USA (Note 13). The Company is in the process of developing and commercializing the following intangible assets: (1) A Millimeter Remote Imaging from Airborne Drone ("Drone X1 System"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti"). These assets can remotely detect, locate and identify the presence of threats.

	Drone X1 System	Shoe- Scanner	Wi-Ti	Total
	$	$	$	$
Balance at November 30, 2018	868,547	-	372,234	1,240,781
Additions	-	30,000	-	30,000
Impairment	(900,260)	(29,592)	(385,826)	(1,315,678)
Foreign currency translation adjustment	31,713	(408)	13,592	44,897
Balance at November 30, 2019 and February 29, 2020	-	-	-	-

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

5. INTANGIBLE ASSETS AND GOODWILL (continued)

For impairment testing purpose, the Company identified that each intangible asset is a separate cash- generating unit ("CGU'). Management was unable to project cash flows that can be generated from each of the CGUs, and consequently a full impairment loss has been recognized. As of November 30, 2019, the intangible assets acquired from the business acquisition were determined to be fully impaired, and an impairment loss of

$1,315,678 was charged for the year ended November 30, 2019.

For the purpose of impairment testing, goodwill has been allocated to the CGUs, and the entire goodwill balance has been impaired as management was unable to project cash flows that can be generated from each of the CGUs.

During the year ended November 30, 2019, the development costs of $399,720 are expensed as management was unable to demonstrate the future economic benefits to be generated from the utilization of the assets.

6. ACCOUNTS PAYABLE

As at February 29, 2020 and November 30, 2019, the Company's accounts payable relate to the following:

	February 29, 2020	November 30, 2019

Professional fees	$40,227	$80,216
Funds to be returned to investors	38,646	38,646
Business development	8,655	8,556
Research and development	50,493	42,430
Others	24,460	47,174
	$162,481	$217,023

7. RELATED PARTY TRANSACTIONS

The amounts due to and from related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and due on demand. These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at February 29, 2020, $10,101 (November 30, 2019 - $10,035) was due to directors and officers of the Company:

	February 29, 2020	November 30, 2019
Company controlled by CFO	$9,500	$5,000
CEO of the Company	601	5,035
	$10,101	$10,035

As at February 29, 2020, $Nil (November 30, 2019 - $25,070) was due from directors and officers of the Company:

	February 29, 2020	November 30, 2019
Company controlled by Corporate Secretary	$-	$5,250
Director	-	19,820
	$-	$25,070

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

7. RELATED PARTY TRANSACTIONS (continued)

As at February 29, 2020, $5,513 (November 30, 2019 - $Nil) a prepayment was made to a company controlled by the Corporate Secretary, $Nil (November 30, 2019 - $26,578) to the CEO of the Company (Note 3).

During the period ended February 29, 2020, 2019 and 2018, the Company entered into the following transactions with related parties:

	February 29, 2020	February 28, 2019
Management fees	$30,750	$31,624
Accounting fees	4,500	3,157
Share-based payments	86,986	-
Salaries and benefits to CEO	77,062	79,878
	$199,298	$114,659

During the year ended November 30, 2019, the Company granted 1,350,000 options to the CEO, CFO, the Corporate Secretary, and the Company's directors. The amount recognized as expense for these options for the period ended February 29, 2020 is as follows:

	February 29, 2020
	Number of options granted	Expense for the period
CEO	400,000	$22,787
CFO	100,000	5,697
Corporate Secretary	100,000	5,697
Directors	750,000	52,805
	1,350,000	$86,986

As at February 29, 2020, 1,075,000 options were vested, and stock-based compensation amounting to $196,543 was recognized in profit or loss ; of which $86,986 were for the Company's officers and directors as above (Note 10).

Management fees consisted of the following:

	February 29, 2020	February 28, 2019	February 28, 2018
Company controlled by Corporate Secretary	$15,750	$16,624	$15,000
Company controlled by CFO	15,000	15,000	-
Director fees paid to Former Director	-	-	5,000
	$30,750	$31,624	$20,000

8. LOAN PAYABLE

On September 19, 2018, the Company received a loan of $50,000, which is payable within 6 months and bears an annual interest rate of 12%. During the year ended November 30, 2019, the Company fully repaid the loan.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

9. CAPITAL MANAGEMENT

The Company considers its capital structure to include net residual equity of all assets, less liabilities. The Company's objectives when managing capital are to (i) maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern; (ii) maintain a capital structure that allows the Company to pursue the development of its projects and products; and (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders commensurate with risk.

The Company's financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.

10. SHARE CAPITAL

(a) Common Shares

Authorized: Unlimited number of common shares without par value

As at February 29, 2020, there were 32,796,600 common shares issued and outstanding
(November 30, 2019 - 32,796,600).

During the period ended February 29, 2020:

On February 4, 2020, the Company announced that it has arranged a non-brokered private placement financing of up to 10,000,000 units of securities at a price of $0.40 CAD per Unit for aggregate gross proceeds of up to $4,000,000 CAD (the "Offering"). Each Unit will be comprised of one (1) common share and one-half of one (1/2) non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.80 CAD for two (2) years from closing of the Offering. The expiry date of the warrants may be accelerated by the Company if the common shares of the Company achieve a volume weighted average trading price greater than $1.00 CAD for ten consecutive trading days, after four months and one day following closing of the Offering. Finders' fees of up to 7.0%, payable in cash or Units, may be payable on a portion of the Offering. On March 16, 2020, due to the instability in the financial markets caused by the COVID-19 pandemic, the Company cancelled this private placement. (See Note 16 - Subsequent events)

During the year ended November 30, 2019:

During the year ended November 30, 2019, the Company issued a total of 910,300 common shares for gross proceeds of $187,120 for 7,500 warrants exercised at a price of $0.60 per share, 307,800 warrants exercised at a price of $0.40 per share and 595,000 warrants exercised at a price of $0.10 per share. The Company also issued a total of 125,000 common shares for gross proceeds of $37,500 for 125,000 options exercised at a price of $0.30 per share.

During the year ended November 30, 2018:

During the year ended November 30, 2018, the Company issued a total of 2,045,000 common shares for gross proceeds of $204,500 for warrants exercised at a price of $0.10 per share.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

10. SHARE CAPITAL (continued)

(a) Common Shares (continued)

On April 25, 2018, the Company closed the first tranche of its previously announced non-brokered private placement. The Company issued 4,475,000 units at a price of $0.40 per unit for gross proceeds of $1,790,000. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. On April 15, 2019, the share purchase warrants were extended to six months. The new expiry date of the warrants is October 25, 2019. Finder's fees of cash equal to 6% of proceeds and finder's warrants equal to 6% of the number of units issued were paid to five finders. Each finder's warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring August 25, 2018.

266,850 finder's warrants were granted at an estimated fair value of $110,574, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 166%, risk-free rate 1.88%, dividend yield 0%.

On May 18, 2018, the Company closed the second and final tranche of its previously announced non-brokered private placement. The Company issued 2,035,550 units at a price of $0.40 per unit for gross proceeds of

$814,220. Each unit consists of one common share and one-half share purchase warrant with each whole warrant entitling the holder to purchase one common share of the Company at a price of $0.60 for 1 year from closing. On April 15, 2019, the share purchase warrants were extended to six months. The new expiry date of the warrants is November 18, 2019. Finder's fees of cash in an amount equal to 6% of proceeds and finder's warrants equal to 6% of the number of units issued were paid to four finders. Each finder's warrant will be exercisable to acquire one common share for a period of one year from closing at a price of $0.40. All securities issued are subject to a four month hold period expiring September 18, 2018. 45,150 finder's warrants were granted at an estimated fair value of $18,420, which has been included in contributed surplus. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life 1 year, volatility 168%, risk-free rate 1.99%, dividend yield 0%. With the closure of the second and final tranche of its previously announced non-brokered private placement, the subscription received of $38,646 has been reclassified to accounts payable and accrued liabilities since investors overpaid for their subscription.

On May 29, 2018, the Company issued a total of 125,000 common shares at $0.30 per share, for gross proceeds of $37,500, for options exercised by a former director of the Company.

On August 23, 2018, the Company issued 500,000 common shares at a price of $0.10 per share, for gross proceeds of $50,000, for options exercised by a former director of the Company.

On October 31, 2018, the Company issued 3,000,000 common shares at $0.41 per share for the acquisition of Plymouth Rock USA (Note 13). In addition, on November 1, 2018, the Company issued 231,250 common shares at $0.69 per share as finder's fees to complete the acquisition.

As at February 29, 2020, the Company has 810,000 common shares (November 30, 2019 - 810,000) held in escrow.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

10. SHARE CAPITAL (continued)

(b) Stock Options

On November 12, 2014 the Company adopted an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

On January 16, 2019, the Company granted 2,300,000 stock options, which are exercisable for a period of five years, at a price of $0.60 per share. During the year, 150,000 of these stock options were cancelled. The remaining 2,150,000 stock options vest as follows: (i) 1,075,000 options on January 15, 2020, (ii) 268,750 options on April 15, 2020, (iii) 268,750 options on July 15, 2020, (iv) 268,750 options on October 15, 2020,

and (v) 268,750 options on January 15, 2021.

The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.54, volatility 100%, risk-free rate 1.93%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $913,140, which will be expensed over the vesting period.

On March 21, 2019, the Company granted an aggregate of 350,000 incentive stock options to consultants of the Company with an exercise price of $0.60 per share for a period of five years from the date of grant. The stock options vest as follows: (i) 175,000 options on March 20, 2020, (ii) 43,750 options on June 20, 2020,

(iii) 43,750 options on December 20, 2020, (iv) 43,750 options on March 20, 2021, and (v) 43,750 options on June 20, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.57, volatility 100%, risk-free rate 1.56%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $147,613, which will be expensed over the vesting period.

On November 29, 2019, the Company granted an aggregate of 650,000 incentive stock options to consultants and a director of the Company with an exercise price of $0.50 per share for a period of five years from the date of grant. The stock options vest as follows: (i) 325,000 options on November 30, 2020 and (ii) 325,000 options on November 30, 2021. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.49, volatility 100%, risk-free rate 1.49%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $236,809, which will be expensed over the vesting period.

During the year ended November 30, 2019, 150,000 options issued to a director and a consultant were cancelled before vesting.

Stock-based compensation recognized in profit or loss for the period ended February 29, 2020 amounted to

$196,543 (2018 - $Nil).

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

10. SHARE CAPITAL (continued)

 (b)  Stock options (continued)

 Stock option transactions and the number of stock options outstanding as at February 29, 2020, November 30, 2019 and 2018 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2018	125,000	$0.30
Granted	3,300,000	$0.58
Exercised	(125,000)	$0.30
Expired	(150,000)	$0.60
Balance, November 30, 2019 and February 29, 2020	3,150,000	$0.58

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$				$
January 15, 2024	0.60	2,150,000	1,075,000	2.65	0.41
March 20, 2024	0.60	350,000	-	0.45	0.07
November 28, 2024	0.50	650,000	-	0.98	0.10
		3,150,000	1,075,000	4.08	0.58

(c) Share purchase warrants

As at November 30, 2019, the Company has no outstanding share purchase warrants. Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2019, 2018 and 2017 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2018	4,162,275	$0.51
Warrants expired	(3,251,975)	$0.41
Warrants exercised	(910,300)	$0.21
Balance, November 30, 2019 and February 29, 2020	-	-

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

11. FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash, and due from related parties. The estimated fair values of cash, subscription receivable, and due from related parties approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

a. Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

b. Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c. Level 3 - inputs that are not based on observable market data.

For the years ended November 30, 2019 and 2018, the fair value of the cash, accounts receivable, accounts payable, due to and from related parties and loans payable approximate the book value due to the short term nature.

As at February 29, 2020 and November 30, 2019, the Company's financial instruments are classified as follows:

As at February 29, 2020	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial assets at fair value
Cash	31,468	-	-	31,468
Accounts receivable	-	-	-	-
Total financial assets at fair value	31,468	-	-	31,468
Financial liabilities at amortized cost
Accounts payable	162,481	-	-	167,531
Due to related parties	9,351	-	-	9,351
Total financial liabilities at fair value	172,582	-	-	176,882

As at November 30, 2019	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial assets at fair value
Cash	583,119	-	-	583,119
Accounts receivable	1,488	-	-	1,488
Due from related parties	25,070	-	-	25,070
Total financial assets at fair value	609,677	-	-	609,677
Financial liabilities at amortized cost
Accounts payable	217,023	-	-	217,023
Due to related parties	10,035	-	-	10,035
Loan payable	-	-	-	-
Total financial liabilities at fair value	227,058	-	-	227,058

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

11.  FINANCIAL RISK MANAGEMENT (continued)

The Company is exposed to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements.

The Company's cash is currently invested in business accounts which is available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk due to the short-term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss when a counterparty to a financial instrument fails to meet its contractual obligations. The Company's exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality Canadian financial institutions.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar against the Canadian dollar have affected comprehensive loss for the nine-month period by approximately $6,603.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

12. SUPPLEMENTAL CASH FLOW INFORMATION

During the period ended February 29, 2020, 2019 and 2018, the Company has the following non-cash investing and financing activities:

	February 29, 2020	February 28, 2019	February 28, 2018
Non-cash financing activities:
Fair value of options granted and vested	$196,543	$-	$-

13. BUSINESS ACQUISITON

On October 31, 2018, the Company completed the acquisition of private Delaware corporation Plymouth Rock Technologies Inc. ("Plymouth Rock USA") in consideration of the issuance of 3,000,000 common shares of the Company (the "Transaction") at $0.413 per share. The Transaction has been accounted for as a business combination, using the acquisition method. The Financial Statements include the financial statements of the Company and from the date of acquisition its 100% interest in Plymouth Rock USA. To account for the Transaction, the Company determined the fair value of assets and liabilities of Plymouth Rock USA at the date of the acquisition.

The purchase price allocation of Plymouth Rock USA is as follows:

Consideration
Common shares	$1,240,200
Purchase Price Allocation:	1,240,200
Cash	47,467
Prepaid	2,626
Intangible assets: Development assets	304,000
Intellectual and engineering development	936,781
Loan	(50,674)
1,240,200
Deferred tax liability	(253,975)
Net identifiable assets acquired	986,225
Goodwill	253,975
$1,240,200

These fair value assessments require management to make significant estimates and assumptions as well as applying judgement in selecting appropriate valuation techniques. The Company issued 231,250 common shares at $0.69 per share as finder's fees to complete the acquisition and the cost related to acquisition were recognized as an expense in the year ended November 30, 2018.

During the year ended November 30, 2019, the Company recognized an impairment of Goodwill amounting to $256,874 which brought down the carrying value of Goodwill to $Nil as at November 30,2019.

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

14. COMMITMENTS

In November 2018, Plymouth Rock USA entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. The minimum base rent is US$2,917 per month for the period from December 1, 2018 to November 30, 2019 and US$3,005 per month from December 1, 2019 to November 30, 2020.

On April 1, 2019, the Company entered into one-year lease agreement for leased premises in Vancouver, British Columbia, commencing April 1,2019 and ending March 31, 2020. The minimum base rent is $2,500 per month. After March 31, 2020, the Company did not renew this lease agreement.

Total remaining lease payments as of February 29, 2020 are as follows:

	Plymouth, MA	Vancouver, BC
	US $	CA $
2020	27,045	2,500

On October 17, 2019, the Company entered into a binding agreement to acquire the intellectual property, finished goods and inventory and name rights from Massachusetts based aerospace and scientific component manufacturer Aerowave Corporation ("Aerowave"). The acquisition is an asset acquisition. Under the terms of the agreement, Plymouth Rock will pay Aerowave's principals 50,000 common shares. The shares will be restricted securities under the US Securities Act and subject to Canadian securities legislation. The fair value of these shares amounting to $22,811 is presented separately as shares to be issued in the consolidated statements of financial position - equity section. The entire purchase consideration was allocated to finished goods as of the acquisition date. As the Company was not able to sell any of the acquired inventory, and it has no evidence to support the value of these finished goods either, the entire amount has been expensed during the year.

15. SEGMENTED INFORMATION

The Company operates in one business segment, focusing on developing technologies as described in
Note 1. With the sale of the entire mineral interest of the SB Property, the Company no longer pursues the exploration and development of mineral properties.

The Company's revenues were generated in the US and were mostly composed of sales of engineering design services and radar components to well-known US government agencies and prime contractors. All the long-lived assets are located in the U.S. as of February 29, 2020 and November 30, 2019.

16. SUBSEQUENT EVENTS

In March 2020, the World Health Organization declared a global pandemic known as COVID-19. The expected impacts on global commerce are expected to be far reaching. Material uncertainties may come into existence that could influence management's going concern assumption. The duration and impact of the COVID-19 outbreak is unknown at this time and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its subsidiary, in future periods, such as:

  This will impact demand for the Company's products and services in the near term and will impact the Company's supply chains.
  It may also impact the availability of external funding sources during this period.
  the effect on labour availability due to the severity and the length of potential measures taken by governments to manage the spread of the disease;

PLYMOUTH ROCK TECHNOLOGIES INC. (FORMERLY ALEXANDRA CAPITAL CORP.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended February 29, 2020
(Unaudited – Prepared by Management)
(EXPRESSED IN CANADIAN DOLLARS)

16.  SUBSEQUENT EVENTS (continued)

The management is closely evaluating the impact of COVID-19 on the Company's business.

On April 13, 2020, the Company announced that it has arranged a non-brokered private placement financing of up to 5,000,000 units of securities at a price of $0.15 CAD per Unit for aggregate gross proceeds of up to $750,000 CAD (the "Offering"). Each Unit will be comprised of one (1) common share and one-half of one (1/2) non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.20 CAD for two (2) years from closing of the Offering. All securities issued in the private placement will be subject to a four month hold period. Finders' fees of up to 7.0%, payable in cash or Units, may be payable on a portion of the Offering.